Exhibit 99.1

Collective Mining Expands the Outcropping Portion of Apollo by Drilling High-Grade Tungsten, Copper, Gold and Silver Including 124 Metres at 3.03 g/t AuEq (0.66% WO3Eq) from Surface

•	High-grade tungsten, copper, silver and gold assay results have been received for the initial eight holes of a thirty-hole, shallow drilling program designed to outline, expand and design a future starter pit at the Apollo system. The Apollo system has been drilled over more than 1,200 metres vertically where it remains open for further expansion. The Apollo system can be separated vertically into four areas of metal zonation, with the top 150 metres from surface being a high-grade zone enriched in tungsten (scheelite), copper, gold and silver (see Figure 5).
•	Four holes have cut near surface, tungsten dominant, high-grade mineralization with highlighted results as follows:
•	124 metres @ 3.03 g/t AuEq or 0.66% WO3Eq (0.55 g/t gold, 86 g/t silver, 0.63% copper, and 0.16% WO3) from surface (APC-115).
•	91 metres @ 3.04 g/t AuEq or 0.66% WO3Eq (0.85 g/t gold, 48 g/t silver, 0.39% copper and 0.32% WO3) from 56.15 metres depth and bottoming in high-grade mineralization (APC-110).
•	The discovery of tungsten at Apollo is the first known hard-rock occurrence of this metal in the history of Colombia and is expected to be of strategic importance for the country. Given that the tungsten, hosted within easily recoverable scheelite, is located at the top of the Apollo system, it is expected to be extracted in the earliest portions of the mine-life as a by-product mineral to gold, silver and copper. Tungsten is a critical metal exempt from United States tariffs. Eighty per cent of the tungsten market is supplied by China and there is a looming 2027 deadline eliminating purchases by the United States military complex of tungsten produced or processed by China and Russia. Recently, the tungsten price has reached a twelve year high at approximately $14.75 per pound and is expected to remain buoyant over the foreseeable future (source: Reuters and Mining.com).

TORONTO, June 2, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce initial assay results for its shallow drilling program at the Apollo system ("Apollo"). Assay results for the first eight drill holes designed to test for high-grade gold, silver, copper and tungsten mineralization starting from surface are summarized in this release. Apollo is the most advanced discovery made to date within the Company's multi-target, Guayabales Project in Caldas, Colombia.

The Company currently has nine drill rigs operating as part of its fully funded 70,000-metre drill program for 2025 with seven rigs operating at the Guayabales Project and two rigs turning at the San Antonio Project. Two additional deep capacity rigs are being mobilized to the Guayabales Project to continue testing, at depth, the high-grade Ramp Zone located at the bottom of the Apollo system in early Q3, 2025.

The 2025 objectives for the portion of the drilling program targeting the Apollo system are:

•	Drill test newly modeled high-grade sub-zone targets scattered throughout the top 1,000 vertical metres from surface to improve the grade profile (and size) of the system.
•	Grow the overall dimensions of the system by expanding vertically and laterally the recently discovered high-grade Ramp Zone and the northern extensions of Apollo.
•	Expand and define the area of outcropping/shallow mineralization and test many drilling gaps within the internal block model from surface to a depth of 150 metres.

Approximately 123,000 metres of diamond drilling has been completed to date at the Guayabales Project, including 85,000 metres at Apollo. There are currently twenty-three drill holes in the lab with pending assay results for most of these holes expected in the near term.

Ari Sussman, Executive Chairman commented: "The occurrence of continuous high-grade tungsten alongside copper, gold and silver mineralization, beginning from surface and in the top portion of the Apollo system is a real bonus as this material will be extracted in the earlier years of a future mine and will contribute in placing Colombia on the map as an important critical mineral supplier in the Americas.

The next few months at the Guayabales project are going to be exciting with new larger capacity rigs scheduled to arrive and begin aggressively expanding the high-grade Ramp Zone at depth in Apollo.  Additionally, we recently completed our first new hole at the early-stage ME target and will soon start drilling two new grassroot targets named the Knife and X.  Drilling with two rigs has also begun at the San Antonio project, where we look to vector towards a potential high-grade copper-gold porphyry core to the recently announced discovery."

Details (see Table 1-2 and Figures 1-6)

•	A shallow, 30-hole drilling program recently commenced at Apollo and is now over 50% complete. Results have been received from the first eight holes from three new drill pads (Pads 21, 22 and 23) and have intersected shallow, high-grade gold, tungsten, copper and silver mineralization down to a maximum drilled depth of 150 metres below surface. Importantly, continuous intervals of high-grade tungsten (scheelite) and copper (chalcopyrite) mineralization have been intercepted in both the breccia cement matrix and within individual veins for holes drilled into the shallow and outcropping, tungsten rich area of Apollo. Assay results targeting the tungsten rich area of the system are outlined below:
•	91.00 metres @ 3.04 g/t AuEq or 0.66% WO3Eq (0.85 g/t gold, 48 g/t silver, 0.39% copper and 0.32% WO3) from 56.15 metres down hole and bottoming in high-grade mineralization (APC-110 drilled steeply in a southerly direction from Pad 21).
•	117.35 metres @ 2.07 g/t AuEq or 0.45% WO3Eq (1.18 g/t gold, 26 g/t silver, 0.22% copper and 0.09% WO3) from 14.25 metres down hole (APC-111 drilled to the southeast from Pad 21) including:
•	28.15 metres @ 4.89 g/t AuEq or 1.06% WO3Eq from 80.70 metres down hole.
•	99.00 metres @ 1.43 g/t AuEq or 0.31% WO3Eq from 6.00 metres down hole (APC-113 drilled to the southeast from Pad 22) including:
•	18.40 metres @ 2.66 g/t gold equivalent from 6.00 metres.
•	124.00 metres @ 3.03 g/t AuEq or 0.66% WO3Eq (0.55 g/t gold, 86 g/t silver, 0.63% copper and 0.16% WO3) from surface (APC-115 drilled to the southwest from Pad 22).
•	An additional four holes targeted areas outside of the tungsten rich portion of the upper Apollo system with one of the holes expanding the previously known boundaries of the system to the east, two holes intersecting high-grade mineralization in gaps within the block model and a final exploratory hole failing to encounter any meaningful mineralization. Highlight results of these holes are as follows:
•	APC-108 was drilled to the ESE from Pad 21 and successfully expanded the shallow boundary of the system in this direction:
•	48.00 metres @ 0.86 g/t AuEq from 65.75 metres including:
•	16.95 metres @ 1.49 g/t AuEq 96.80 metres.
•	APC-114 was drilled to the west from Pad 23 and cut high-grade gold and copper mineralization just below surface with the following assays:
•	133.10 metres @ 2.68 g/t AuEq (1.54 g/t gold, 27 g/t silver, 0.54% copper and 0.03% WO3) from 25.90 metres including:
•	60.35 metres @ 3.55 g/t AuEq from 71.80 metres.
•	Numerous additional shallow drill holes are currently being assayed with additional results expected in the near term.

Table 1: Assays Results for Drill Holes APC-110, APC-111, APC-113 and APC-115 Drilled into the Shallow and High-Grade Tungsten Rich Zone

Hole #	From (m)	To (m)	Length (m)	WO3%	Au g/t	Ag g/t	Cu %	WO3Eq (%)*	AuEq g/t**
APC-110	22.60	37.90	15.30	-	0.95	14	0.05	-	1.18
and	56.15	147.15	91.00	0.32	0.85	48	0.39	0.66	3.04
APC-111	14.25	131.60	117.35	0.09	1.18	26	0.22	0.45	2.07
Incl.	66.05	94.20	28.15	0.33	3.49	19	0.12	1.06	4.89
APC-113	6.00	105.00	99.00	0.14	0.28	27	0.26	0.31	1.43
Incl.	6.00	24.40	18.40	0.46	0.40	30	0.16	0.55	2.51
APC-115	1.30	125.30	124.00	0.16	0.55	86	0.63	0.66	3.03
*WO3Eq% is calculated as follows: (WO3 (%) x 0.72) + (Au (g/t) x 0.22 x 0.97) + (Ag (g/t) x 0.003 x 0.85) + (Cu (%) x 0.31 x 0.95) utilizing metal prices of WO3 - US$14.75/lb, Au - US$2,200/oz, Ag - US$33/oz and Cu - US$4.62/lb and recovery rates of 72% for WO3, 97% for Au, 85% for Ag and 95% for Cu.
**AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Cu (%) x 1.44 x 0.95) + (WO3 (%) x 4.60 x 0.72) utilizing metal prices of Au - US$2,200/oz, Ag - US$33/oz, Cu - US$4.62/lb and WO3 - US$14.75/lb and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 72% for WO3.
Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. True widths are unknown and grades are uncut.

Table 2: Assays Results for Drill Holes APC-108, APC-109, APC-112 and APC-114 Drilled into the Shallow High-Grade Mineralization

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	WO3%	AuEq g/t**
APC-108	65.75	113.75	48.00	0.73	8	0.04	0.00	0.86
Incl.	96.80	113.75	16.95	1.37	8	0.04	0.00	1.49
APC-109	44.30	105.95	61.65	2.08	14	0.07	0.04	2.43
Incl.	80.70	105.95	25.25	3.23	22	0.12	0.10	3.91
APC-112	No Significant Values - Drilled Outside of the System
APC-114	25.90	159.00	133.10	1.54	27	0.54	0.03	2.68
Incl.	71.80	132.15	60.35	2.46	29	0.54	0.01	3.54
**AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Cu (%) x 1.44 x 0.95) + (WO3 (%) x 4.60 x 0.72) utilizing metal prices of Au - US$2,200/oz, Ag - US$33/oz, Cu - US$4.62/lb and WO3 - US$14.75/lb and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 72% for WO3. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. True widths are unknown and grades are uncut.

Figure 1: Plan View of the Apollo System Highlighting Drill Holes in this Release (CNW Group/Collective Mining Ltd.)

Figure 2: West to East Section Outlining the High-Grade Tungsten, Copper and Gold in Shallow Drilling at Apollo (CNW Group/Collective Mining Ltd.)

Figure 3: Drill Core Tray Photo Highlighting Excellent Grade Continuity in Hole APC-110 (CNW Group/Collective Mining Ltd.)

Figure 4: Split Core Photos of High-Grade Gold, Silver, Tungsten and Copper Mineralization Encountered in Assay Results Announced (CNW Group/Collective Mining Ltd.)

Figure 5: Apollo Metal Zonation Over 1,200 Metres with All Zones Remaining Open in Places for Lateral Expansion and The Ramp Zone at Depth being Open in All Directions Laterally and Vertically (CNW Group/Collective Mining Ltd.)

Figure 6: Plan View of the Guayabales Project Highlighting the Apollo Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill testing newly modeled potentially high-grade sub-zones, expand the Apollo system by stepping out along strike to the north and expanding the newly discovered high-grade Ramp Zone along strike and to depth, and drill a series of less advanced or newly generated targets including Trap, the Knife and X.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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CNW 16:01e 02-JUN-25